UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

BLYTH, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Robert B. Goergen

c/o Blyth, Inc.

One East Weaver St.

Greenwich, Connecticut 06831

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

January 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09643P207                                                           13D/A                                              Page 2 of 15

1	NAMES OF REPORTING PERSONS Robert B. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,418,055
	8	SHARED VOTING POWER 598,746
	9	SOLE DISPOSITIVE POWER 2,418,055
	10	SHARED DISPOSITIVE POWER 598,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] Excludes 99,345 shares held by Mrs. Goergen as to which Mr. Goergen disclaims beneficial ownership. (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207                                                           13D/A                                              Page 3 of 15

1	NAMES OF REPORTING PERSONS Pamela M. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,345
	8	SHARED VOTING POWER 598,746
	9	SOLE DISPOSITIVE POWER 99,345
	10	SHARED DISPOSITIVE POWER 598,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,091
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X  ]

 Excludes an aggregate of 2,418,055 shares held directly by Mr. Goergen as to which Mrs. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207                                                           13D/A                                              Page 4 of 15

1	NAMES OF REPORTING PERSONS The Goergen Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,371
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 09643P207                                                           13D/A                                              Page 5 of 15

1	NAMES OF REPORTING PERSONS Ropart Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 576,375
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 576,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (see Instructions) OO-LLC

CUSIP No. 09643P207                                                           13D/A                                              Page 6 of 15

1	NAMES OF REPORTING PERSONS Robert B. Goergen, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,625
	8	SHARED VOTING POWER 683,033
	9	SOLE DISPOSITIVE POWER 142,625
	10	SHARED DISPOSITIVE POWER 683,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,658
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 3,264 shares held directly by Stacey Goergen as to which Robert B. Goergen, Jr. disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207                                                           13D/A                                              Page 7 of 15

1	NAMES OF REPORTING PERSONS Todd A. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,830
	8	SHARED VOTING POWER 722,125
	9	SOLE DISPOSITIVE POWER 15,830
	10	SHARED DISPOSITIVE POWER 722,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,955
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X]

 Excludes an aggregate of 2,114 shares held directly by Emma Goergen as to which Todd A. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207                                                           13D/A                                              Page 8 of 15

1	NAMES OF REPORTING PERSONS Stacey Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 825,658 shares held directly or indirectly by Robert B. Goergen, Jr. as to which Stacey Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207                                                           13D/A                                              Page 9 of 15

1	NAMES OF REPORTING PERSONS Emma Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,114
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,114
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 737,955 shares held directly or indirectly by Todd A. Goergen as to which Emma Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (see Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of the Reporting Persons relating to shares of common stock of Blyth, Inc., a Delaware corporation (the “Issuer”), $0.02 par value per share (the “Common Stock”).  Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2011 (“Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D and unless amended and supplemented hereby, all information previously filed remains in effect.

This Amendment No. 1 reflects a change in the Reporting Persons’ percent of Common Stock outstanding due primarily to an increase in shares outstanding of the Issuer as reported in the Issuer’s Form 10-K transition report for the period commencing February 1, 2011 and ending December 31, 2011.  The increase in shares outstanding was due to the issuance and sale by the Issuer of 340,662 shares of Common Stock to the founders of ViSalus Holdings, LLC as described in the Issuer’s Form 8-K filed on January 13, 2012.  This Amendment No. 1 also reflects gifts by Mr. Goergen to other Reporting Persons.

  Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the addition of the following:

On December 8, 2011, Mr. Goergen gave 29,092 shares of Common Stock to the Meliora II Charitable Remainder Trust as a gift.  TAG is the co-trustee of the Meliora II Charitable Remainder Trust and may be deemed to be the beneficial owner of shares held by such trust.  As a result of Mr. Goergen’s gift, TAG’s beneficial ownership increased by 29,092 shares.  In the first quarter of 2012, Mr. Goergen gave an aggregate of 3,320 shares of Common Stock to other Reporting Persons as gifts, and such shares are reflected in this Amendment No. 1 as beneficially owned by the other Reporting Persons.  Additionally, Mr. Goergen gave an aggregate of 8 shares of Common Stock to managers of the Issuer as gifts.  The gifts are collectively referred to as the “Donations.”  Mr. Goergen’s beneficial ownership has decreased as a result of the Donations.

Item 4.  Purpose of the Transaction

Item 4 is supplemented by the addition of the following:

The Donations were made as gifts for no consideration.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 8,568,494 shares outstanding as of February 29, 2012, as reported in the Issuer’s transition report on Form 10-K for the period February 1, 2011 through December 31, 2011, plus, with respect to certain Reporting Persons, shares issuable upon exercise of options to acquire Common Stock and vested restricted stock units as described in the following sentence.  Amounts shown as beneficially owned by Mrs. Goergen include options exercisable within sixty days to purchase 2,125 shares of Common Stock and 2,625 vested restricted stock units held by Mrs. Goergen.  Amounts shown as beneficially owned by RBG include options exercisable within sixty days to purchase 2,500 shares of Common Stock and 5,523 vested restricted stock units held by RBG.

(a), (b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

(i)

(A)

Mr. Goergen beneficially owns directly 2,418,055 shares of Common Stock (all of which shares of Common Stock are held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is the trustee).  Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 99,345 shares of Common Stock directly beneficially owned by Mrs. Goergen.  Mr. Goergen disclaims beneficial ownership of the 99,345 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mr. Goergen is the President and a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,371 shares of Common Stock held by the Foundation.  Mr. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  Collectively, Mr. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mrs. Goergen and not Mr. Goergen) 35.2% of the outstanding shares of Common Stock.

(B)

Mrs. Goergen beneficially owns directly 99,345 shares of Common Stock (which includes 94,595 shares held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is the trustee, 2,625 vested restricted stock units of the Issuer (the receipt of which has been deferred until Mrs. Goergen retires from the board of directors), and stock options to purchase an aggregate of 2,125 shares of Common Stock that are exercisable within sixty days).  Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 2,418,055 shares of Common Stock directly held by Mr. Goergen.  Mrs. Goergen disclaims beneficial ownership of the 2,418,055 shares of Common Stock directly beneficially owned by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mrs. Goergen is a member of the board of directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 22,371 shares of Common Stock held by the Foundation.  Mrs. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  Collectively, Mrs. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mr. Goergen and not Mrs. Goergen) 8.2% of the outstanding shares of Common Stock.

(C)

The Foundation beneficially owns directly 22,371 shares of Common Stock or 0.3% of the outstanding shares of Common Stock.

(D)

Ropart beneficially owns directly 576,375 shares of Common Stock or 6.7% of the outstanding shares of Common Stock.

(E)

RBG beneficially owns directly 140,011 shares of Common Stock (which includes options exercisable within sixty days for 2,500 shares of Common Stock and 5,523 vested restricted stock units).  RBG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  RBG may be deemed to beneficially own indirectly 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A. Goergen, and 50,573 shares of Common Stock held by a Generation Skipping Trust, each of which RBG is the co-trustee with TAG, and 2,614 shares of Common Stock held in different trusts for the benefit of his children, each of which he is the sole trustee.  RBG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,371 shares of Common Stock held by the Foundation.  RBG is the spouse of SG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 3,264 shares of Common Stock beneficially owned by SG.  RBG disclaims beneficial ownership of the 3,264 shares of Common Stock beneficially owned by SG, and the filing of this statement shall not be construed as an admission that RBG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  This report does not include 87,500 shares of Common Stock held by the Robert B. Goergen Jr. Irrevocable Trust, as to which RBG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, RBG may be deemed to beneficially own (excluding shares beneficially owned by SG and the Robert B. Goergen Jr. Irrevocable Trust) 9.6% of the outstanding shares of Common Stock.

(F)

SG beneficially owns directly 3,264 shares of Common Stock.  SG is the spouse of RBG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 140,011 shares of Common Stock directly held by RBG, the aggregate of 84,287 shares of Common Stock indirectly beneficially owned by RBG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, and the Generation Skipping Trust, 2,614 shares of Common Stock indirectly beneficially owned by RBG as trustee of various trusts for the benefit of his children, the 576,375 shares of Common Stock indirectly beneficially owned by RBG through Ropart and the 22,371 shares of Common Stock indirectly beneficially owned by RBG through the Foundation.  SG disclaims beneficial ownership of the 825,658 shares of Common Stock beneficially owned by RBG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that SG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, SG may be deemed to beneficially own (excluding shares beneficially owned by RBG) 0.03% of the outstanding shares of Common Stock.

(G)

TAG beneficially owns directly 15,415 shares of Common Stock.  TAG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  TAG may be deemed to beneficially own indirectly 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A. Goergen, 50,573 shares of Common Stock held by the Generation Skipping Trust, each of which TAG is the co-trustee with RBG, and 415 shares of Common Stock held in trust for the benefit of his children which he is the sole trustee.  TAG is the spouse of EG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 2,114 shares of Common Stock beneficially owned by EG.  TAG disclaims beneficial ownership of the 2,114 shares of Common Stock beneficially owned by EG, and the filing of this statement shall not be construed as an admission that TAG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  TAG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,371 shares of Common Stock held by the Foundation.  TAG is the co-trustee of the Meliora II Charitable Remainder Trust, and pursuant to Rule 13d-3, may be deemed to beneficially own 39,092 shares of Common Stock held by such trust.  This report does not include 28,075 shares of Common Stock held by the Todd A. Goergen Irrevocable Trust, as to which TAG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, TAG may be deemed to beneficially own (excluding shares beneficially owned by EG and shares held by the Todd A. Goergen Irrevocable Trust) 8.6% of the outstanding shares of Common Stock.

(H)

EG beneficially owns directly 2,114 shares of Common Stock.  EG is the spouse of TAG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 15,415 shares of Common Stock directly beneficially owned by TAG, the aggregate of 84,287 shares of Common Stock indirectly beneficially owned by TAG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, the Generation Skipping Trust, and the 415 shares of Common Stock indirectly beneficially owned by TAG as trustee  of a rust for the benefit of his children, the 576,375 shares of Common Stock indirectly held by TAG through Ropart, the 39,092 shares of Common Stock held by Meliora II Charitable Remainder Trust of which TAG is the co-trustee, and the 22,371 shares of Common Stock held by the Foundation.  EG disclaims beneficial ownership of the 738,785 shares of Common Stock beneficially owned by TAG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that EG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, EG may be deemed to beneficially own (excluding shares beneficially owned by TAG) 0.02% of the outstanding shares of Common Stock.

 (ii)

(A)

Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 2,418,055 shares of Common Stock beneficially owned by him.

(B)

Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of an aggregate of 99,345 shares of Common Stock beneficially owned by her.

(C)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of the aggregate of 22,371 shares of Common Stock beneficially owned by the Foundation.

(D)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of, the 576,375 shares of Common Stock beneficially owned by Ropart.

(E)

RBG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 140,011 shares of Common Stock beneficially owned directly by him.  RBG has the sole power to vote and dispose of, or direct the voting and disposition of the aggregate of 2,614 shares of Common Stock held by various trusts for the benefit of his children.  RBG has the shared power to vote and dispose or, to direct the voting and disposition of the aggregate of 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A Goergen and 50,573 shares of Common Stock held by the Generation Skipping Trust.

(F)

SG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 3,264 shares of Common Stock beneficially owned by her.

(G)

TAG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 15,415 shares of Common Stock beneficially owned directly by him.  TAG has the sole power to vote and dispose of, or direct the voting and disposition of, the 415 shares of Common Stock held in trust for his children.  TAG has the shared power to vote and dispose of or, to direct the voting and disposition of the aggregate of 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A Goergen, 50,573 shares of Common Stock held by the Generation Skipping Trust and 39,092 shares of Common Stock held by Meliora II Charitable Remainder Trust.

(H)

EG has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 2,114 shares of Common Stock beneficially owned by her.

(c)

Other than the Donations, the Reporting Persons have not engaged in transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d)

Except as set forth in this Item 5, no person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e)

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information in this Amendment No. 1 is true, complete and correct.

Dated: March 30, 2012

ROBERT B. GOERGEN /s/Robert B. Goergen Robert B. Goergen
PAMELA M. GOERGEN /s/Pamela M. Goergen Pamela M. Goergen
THE GOERGEN FOUNDATION, INC. By: /s/Robert B. Goergen Name: Robert B. Goergen Title: President
ROPART INVESTMENTS, LLC By: /s/Robert B. Goergen Name: Robert B. Goergen Title: Manager
ROBERT B. GOERGEN, JR. /s/Robert B. Goergen, Jr. Robert B. Goergen, Jr.
TODD A. GOERGEN /s/Todd A. Goergen Todd A. Goergen
STACEY GOERGEN /s/Stacey Goergen Stacey Goergen
EMMA GOERGEN /s/Emma Goergen Emma Goergen

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K field on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).